Filed pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated August 3, 2011
Relating to Preliminary Prospectus Supplement dated August 2, 2011
Registration Statement No. 333-162119

SUMMARY OF FINAL TERMS August 3, 2011	$325,000,000

6.250% Senior Unsecured Notes due 2016

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement dated August 2, 2011 relating to the offering of the Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and (ii) the accompanying prospectus dated February 24, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer.......................................................................................................	MF Global Holdings Ltd., a Delaware corporation

Security Description................................................................................	6.250% Senior Unsecured Notes due 2016.
Distribution..............................................................................................	SEC Registered.

Aggregate Principal Amount...................................................................	$325,000,000.

Net Proceeds (after underwriting discounts and commissions and estimated offering expenses)...................................................................	$319,665,000.

Coupon....................................................................................................	6.250%.
Maturity Date..........................................................................................	August 8, 2016.

Public Offering Price...............................................................................	100%.
Yield to Maturity.....................................................................................	6.250%.

Ratings (expected) (Moody’s / S&P)[1]....................................................	Baa2 / BBB-.

Spread to Benchmark Treasury...............................................................	501.6 bps
Benchmark Treasury...............................................................................	1.500% due July 31, 2016.
Benchmark Treasury Spot and Yield......................................................	$101-09 / $101.28125 / 1.234%.

Interest Payment Dates............................................................................	February 8 and August 8, commencing February 8, 2012.

Change of Control Offer.........................................................................	101%.
Make-Whole Call....................................................................................	At any time at a discount rate of Treasury plus 50 basis points.

Trade Date...............................................................................................	August 3, 2011.
Settlement Date.......................................................................................	August 8, 2011 (T+3).

CUSIP Number.......................................................................................	55277JAC2

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A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

ISIN Number.....................................................................................	US55277JAC27

Sole Book-Running Manager............................................................	Jefferies & Company, Inc.

Co-Managers.....................................................................................

Merrill Lynch, Pierce, Fenner & Smith Incorporated

BMO Capital Markets Corp.

Commerz Markets LLC

Natixis Securities North America Inc.

Lebenthal & Co., LLC

Sandler O’Neill & Partners, L.P.

U.S. Bancorp Investments, Inc.

Use of Proceeds.................................................................................	The issuer estimates that the net proceeds from this offering will be approximately $319.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by the issuer. The issuer intends to use at least $100 million of the net proceeds from this offering to repay outstanding indebtedness under its $1.2 billion unsecured, committed revolving credit facility. The issuer expects to use the remainder of the net proceeds for general corporate purposes, including, without limitation, as working capital for our broker-dealer subsidiaries.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING THE PRELIMINARY PROSPECTUS SUPPLEMENT AND AN ACCOMPANYING PROSPECTUS DATED FEBRUARY 24, 2010) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE UNDERWRITERS WILL ARRANGE TO SEND YOU THESE DOCUMENTS IF YOU REQUEST THEM BY CONTACTING JEFFERIES & COMPANY, INC., 520 MADISON AVENUE, NEW YORK, NEW YORK 10022, AT (201) 761-7610.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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